UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*†

Fang Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value HK$1.00 per share
(Title of Class of Securities)

836034108**
(CUSIP Number)

Howard Zhang Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chao Yang District Beijing 100004 P. R. China +86 10 8567 5002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, five American Depositary Shares representing one Class A Ordinary Share. No CUSIP has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† This Schedule 13D statement is the initial filing with respect to each of Quartz Fortune Limited, Stormy August Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited, and is Amendment No. 1 with respect to the other reporting persons.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON IDG Alternative Global Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, BK
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,485,596 Class A Ordinary Shares (1)
	8.	SHARED VOTING POWER 8,751,992 Class A Ordinary Shares (2)
	9.	SOLE DISPOSITIVE POWER 3,485,596 Class A Ordinary Shares (1)
	10.	SHARED DISPOSITIVE POWER 8,751,992 Class A Ordinary Shares (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) By virtue of holding 72.53% of the equity interest of the Reporting Person, IDG Maximum Financial Limited may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of holding 100% of the voting shares of IDG Maximum Financial Limited, Blinkmax Limited may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the person controlling Blinkmax Limited, Dongliang Lin may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, Stormy August Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited are the record owners of these shares. The Reporting Person and these entities have the same ultimate controlling person or director. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON IDG Maximum Financial Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,485,596 Class A Ordinary Shares (1)
	8.	SHARED VOTING POWER 8,751,992 Class A Ordinary Shares (2)
	9.	SOLE DISPOSITIVE POWER 3,485,596 Class A Ordinary Shares (1)
	10.	SHARED DISPOSITIVE POWER 8,751,992 Class A Ordinary Shares (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) The record owner of these shares is IDG Alternative Global Limited. By virtue of holding 72.53% of the equity interest of IDG Alternative Global Limited, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of holding 100% of the voting shares of the Reporting Person, Blinkmax Limited may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the person controlling Blinkmax Limited, Dongliang Lin may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, Stormy August Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited are the record owners of these shares. The Reporting Person and these entities have the same ultimate controlling person or director. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON Blinkmax Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,485,596 Class A Ordinary Shares (1)
	8.	SHARED VOTING POWER 8,751,992 Class A Ordinary Shares (2)
	9.	SOLE DISPOSITIVE POWER 3,485,596 Class A Ordinary Shares (1)
	10.	SHARED DISPOSITIVE POWER 8,751,992 Class A Ordinary Shares (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) The record owner of these shares is IDG Alternative Global Limited. By virtue of holding 100% of the voting shares of IDG Maximum Financial Limited, which holds 72.53% of the equity interest of IDG Alternative Global Limited, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the person controlling the Reporting Person, Dongliang Lin may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, Stormy August Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited are the record owners of these shares. The Reporting Person and these entities have the same ultimate controlling person or director. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON IDG-ACCEL CHINA CAPITAL L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,116,061 Class A Ordinary Shares (1)
	8.	SHARED VOTING POWER 10,121,527 Class A Ordinary Shares (2)
	9.	SOLE DISPOSITIVE POWER 2,116,061 Class A Ordinary Shares (1)
	10.	SHARED VOTING POWER 10,121,527 Class A Ordinary Shares (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Capital Associates L.P., IDG-Accel China Capital GP Associates Ltd., Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG Alternative Global Limited, IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, Stormy August Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited are the record owners of these shares. The Reporting Person and these entities have the same ultimate controlling person or director. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON IDG-ACCEL CHINA CAPITAL INVESTORS L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 97,699 Class A Ordinary Shares (1)
	8.	SHARED VOTING POWER 12,139,889 Class A Ordinary Shares (2)
	9.	SOLE DISPOSITIVE POWER 97,699 Class A Ordinary Shares (1)
	10.	SHARED VOTING POWER 12,139,889 Class A Ordinary Shares (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Capital GP Associates Ltd., Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG Alternative Global Limited, IDG-Accel China Capital L.P., Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, Stormy August Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited are the record owners of these shares. The Reporting Person and these entities have the same ultimate controlling person or director. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON IDG-ACCEL CHINA CAPITAL ASSOCIATES L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,116,061 Class A Ordinary Shares (1)
	8.	SHARED VOTING POWER 10,121,527 Class A Ordinary Shares (2)
	9.	SOLE DISPOSITIVE POWER 2,116,061 Class A Ordinary Shares (1)
	10.	SHARED VOTING POWER 10,121,527 Class A Ordinary Shares (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1) The record owner of these shares is IDG-Accel China Capital L.P. By virtue of being the general partner of IDG-Accel China Capital L.P., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG Alternative Global Limited, IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, Stormy August Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited are the record owners of these shares. The Reporting Person and these entities have the same ultimate controlling person or director. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON IDG-ACCEL CHINA CAPITAL GP ASSOCIATES LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,213,760 Class A Ordinary Shares (1)
	8.	Shared Voting Power 10,023,828 Class A Ordinary Shares (2)
	9.	Sole Dispositive Power 2,213,760 Class A Ordinary Shares (1)
	10.	Shared Dispositive Power 10,023,828 Class A Ordinary Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. are the record owners of these shares. By virtue of being the general partner of both IDG-Accel China Capital Investors L.P. and IDG-Accel China Capital Associates L.P., which is the general partner of IDG-Accel China Capital L.P., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG Alternative Global Limited, Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, Stormy August Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited are the record owners of these shares. The Reporting Person and these entities have the same ultimate controlling person or director. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON CHUANG XI CAPITAL HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 477,880 Class A Ordinary Shares (1)
	8.	Shared Voting Power 11,759,708 Class A Ordinary Shares (2)
	9.	Sole Dispositive Power 477,880 Class A Ordinary Shares (1)
	10.	Shared Dispositive Power 11,759,708 Class A Ordinary Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) By virtue of being the person controlling the Reporting Person, Chi Sing Ho may also be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Quartz Fortune Limited, Stormy August Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited are the record owners of these shares. The Reporting Person and these entities have the same ultimate controlling person or director. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON IDG China Capital Fund III L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 697,715 Class A Ordinary Shares(1)
	8.	SHARED VOTING POWER 11,539,873 Class A Ordinary Shares (2)
	9.	SOLE DISPOSITIVE POWER 697,715 Class A Ordinary Shares(1)
	10.	SHARED DISPOSITIVE POWER 11,539,873 Class A Ordinary Shares (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1) By virtue of holding 88.4% of the equity interest of IDG Ultimate Global Limited, the record owner of these shares, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, Stormy August Limited, Velda Power Limited and Clever Sight Limited are the record owners of these shares. The Reporting Person holds 16.79% of the class B ordinary shares of IDG Maximum Financial Limited, which holds 72.53% of the equity interest of IDG Alternative Global Limited. The Reporting Person also holds 50% of the equity interest of Quartz Fortune Limited and 50% of the equity interest of Clever Sight Limited. In addition, the Reporting Person shares the same ultimate controlling person with IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Stormy August Limited and Velda Power Limited. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON IDG China Capital III Investors L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,237,588 Class A Ordinary Shares (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,237,588 Class A Ordinary Shares (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, Stormy August Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited are the record owners of these shares. The Reporting Person holds 2.2% of the class B ordinary shares of IDG Maximum Financial Limited, which holds 72.53% of the equity interest of IDG Alternative Global Limited. The Reporting Person also holds 50% of the equity interest of Quartz Fortune Limited, 11.6% of the equity interest of IDG Ultimate Global Limited and 50% of the equity interest of Clever Sight Limited. In addition, the Reporting Person shares the same ultimate controlling person with IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Stormy August Limited and Velda Power Limited. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON IDG China Media Fund II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,237,588 Class A Ordinary Shares (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,237,588 Class A Ordinary Shares (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, Stormy August Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited are the record owners of these shares. The Reporting Person holds 5.18% of the class B ordinary shares of IDG Maximum Financial Limited, which holds 72.53% of the equity interest of IDG Alternative Global Limited. In addition, the Reporting Person shares the same ultimate controlling person with IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, Stormy August Limited, IDG Ultimate Global Limited and Velda Power Limited. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON IDG China Capital Fund III Associates L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,151,647 Class A Ordinary Shares(1)
	8.	SHARED VOTING POWER 7,085,941 Class A Ordinary Shares (2)
	9.	SOLE DISPOSITIVE POWER 5,151,647 Class A Ordinary Shares(1)
	10.	SHARED DISPOSITIVE POWER 7,085,941 Class A Ordinary Shares (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1) Quartz Fortune Limited, IDG Ultimate Global Limited and Clever Sight Limited are the record owners of these shares. The Reporting Person is the general partner of IDG China Capital Fund III L.P. and IDG China Capital III Investors L.P., which collectively hold all equity interests of Quartz Fortune Limited, IDG Ultimate Global Limited and Clever Sight Limited. By virtue of this affiliation, the Reporting Person, as well as its general partner, IDG China Capital Fund GP III Associates Ltd., may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Stormy August Limited and Velda Power Limited are the record owners of these shares. The Reporting Person is the general partner of IDG China Capital Fund III L.P. and IDG China Capital III Investors L.P., which hold 16.79% and 2.2 % of the class B ordinary shares of IDG Maximum Financial Limited, respectively. IDG Maximum Financial Limited holds 72.53% of the equity interest of IDG Alternative Global Limited. In addition, the Reporting Person shares the same ultimate controlling person with IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Stormy August Limited and Velda Power Limited. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON IDG China Capital Fund GP III Associates Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,151,647 Class A Ordinary Shares(1)
	8.	SHARED VOTING POWER 7,085,941 Class A Ordinary Shares (2)
	9.	SOLE DISPOSITIVE POWER 5,151,647 Class A Ordinary Shares(1)
	10.	SHARED DISPOSITIVE POWER 7,085,941 Class A Ordinary Shares (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Quartz Fortune Limited, IDG Ultimate Global Limited and Clever Sight Limited are the record owners of these shares. The Reporting Person is the general partner of IDG China Capital Fund III Associates L.P., which is the general partner of IDG China Capital Fund III L.P. and IDG China Capital III Investors L.P., which collectively hold all equity interests of Quartz Fortune Limited, IDG Ultimate Global Limited and Clever Sight Limited. By virtue of this affiliation, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Stormy August Limited and Velda Power Limited are the record owners of these shares. The Reporting Person is the general partner of IDG China Capital Fund III Associates L.P., which is the general partner of IDG China Capital Fund III L.P. and IDG China Capital III Investors L.P., which hold 16.79% and 2.2 % of the class B ordinary shares of IDG Maximum Financial Limited, respectively. IDG Maximum Financial Limited holds 72.53% of the equity interest of IDG Alternative Global Limited. In addition, the Reporting Person shares the same ultimate controlling person with IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Stormy August Limited and Velda Power Limited. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON IDG China Media Fund II Associates L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,237,588 Class A Ordinary Shares (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,237,588 Class A Ordinary Shares (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, Stormy August Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited are the record owners of these shares. The Reporting Person is the general partner of IDG China Media Fund II L.P., which holds 5.18% of the class B ordinary shares of IDG Maximum Financial Limited, which in turn holds 72.53% of the equity interest of IDG Alternative Global Limited. In addition, the Reporting Person shares the same ultimate controlling person with IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, Stormy August Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON IDG China Media Fund GP Associates Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,237,588 Class A Ordinary Shares (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,237,588 Class A Ordinary Shares (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, Stormy August Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited are the record owners of these shares. The Reporting Person is the general partner of IDG China Media Fund II Associates L.P., which is the general partner of IDG China Media Fund II L.P. IDG China Media Fund II L.P. holds 5.18% of the class B ordinary shares of IDG Maximum Financial Limited, which holds 72.53% of the equity interest of IDG Alternative Global Limited. In addition, the Reporting Person shares the same ultimate controlling person with IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, Stormy August Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON QUAN ZHOU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,237,588 Class A Ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,237,588 Class A Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, Stormy August Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited are the record owners of these shares. IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd., of which the Reporting Person and Chi Sing Ho are directors. By virtue of acting together to direct the management and operations of IDG-Accel China Capital GP Associates Ltd., the Reporting Person and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to all these shares.

(2) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON CHI SING HO
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 908,704 Class A Ordinary Shares (1)
	8.	Shared Voting Power 11,328,884 Class A Ordinary Shares (2)
	9.	Sole Dispositive Power 908,704 Class A Ordinary Shares (1)
	10.	Shared Dispositive Power 11,328,884 Class A Ordinary Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Stormy August Limited and Velda Power Limited are the record owners of these shares. The Reporting Person is the sole shareholder of each of Stormy August Limited and Velda Power Limited and therefore may be deemed to have sole voting and dispositive power with respect to all these shares.

(2) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, IDG Ultimate Global Limited and Clever Sight Limited are the record owners of these shares. IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd., of which the Reporting Person and Quan Zhou are directors. The Reporting Person is also a director of IDG Alternative Global Limited, Chuang Xi Capital Holdings Limited and Clever Sight Limited. By virtue of acting together with Quan Zhou to direct the management and operations of IDG-Accel China Capital GP Associates Ltd., the Reporting Person may be deemed to have shared voting and dispositive power with respect to all these shares.

(3) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON DONGLIANG LIN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,485,596 Class A Ordinary Shares (1)
	8.	SHARED VOTING POWER 8,751,992 Class A Ordinary Shares (2)
	9.	SOLE DISPOSITIVE POWER 3,485,596 Class A Ordinary Shares (1)
	10.	SHARED DISPOSITIVE POWER 8,751,992 Class A Ordinary Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The record owner of these shares is IDG Alternative Global Limited. By virtue of being the person controlling Blinkmax Limited, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares. Blinkmax Limited holds 100% of the voting shares of IDG Maximum Financial Limited, which holds 72.53% of the equity interest of IDG Alternative Global Limited.

(2) IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, Stormy August Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited are the record owners of these shares. The ultimate controlling person of these entities, Chi Sing Ho, is a director of IDG Maximum Financial Limited. By virtue of this affiliation, the Reporting Person may be deemed to share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON Quartz Fortune Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,046,572 Class A Ordinary Shares (1)
	8.	SHARED VOTING POWER 11,191,016 Class A Ordinary Shares (2)
	9.	SOLE DISPOSITIVE POWER 1,046,572 Class A Ordinary Shares (1)
	10.	SHARED DISPOSITIVE POWER 11,191,016 Class A Ordinary Shares (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) By virtue of being the general partner of IDG China Capital Fund III L.P. and IDG China Capital III Investors, each holding 50% of the equity interest of the Reporting Person, IDG China Capital Fund III Associates L.P., along with its general partner, IDG China Capital Fund GP III Associates Ltd., may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Stormy August Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited are the record owners of these shares. The Reporting Person and these entities have the same ultimate controlling person or director. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON Stormy August Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 697,715 Class A Ordinary Shares (1)
	8.	SHARED VOTING POWER 11,539,873 Class A Ordinary Shares (2)
	9.	SOLE DISPOSITIVE POWER 697,715 Class A Ordinary Shares (1)
	10.	SHARED DISPOSITIVE POWER 11,539,873 Class A Ordinary Shares (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) By virtue of holding 100% of the equity interest of the Reporting Person, Chi Sing Ho may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited are the record owners of these shares. The Reporting Person and these entities have the same ultimate controlling person or director. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON IDG Ultimate Global Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 697,715 Class A Ordinary Shares (1)
	8.	SHARED VOTING POWER 11,539,873 Class A Ordinary Shares (2)
	9.	SOLE DISPOSITIVE POWER 697,715 Class A Ordinary Shares (1)
	10.	SHARED DISPOSITIVE POWER 11,539,873 Class A Ordinary Shares (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) By virtue of holding 88.4% of the equity interest of the Reporting Person, IDG China Capital Fund III L.P. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the general partner of IDG China Capital Fund III L.P., IDG China Capital Fund III Associates L.P., along with its general partner, IDG China Capital Fund GP III Associates Ltd., may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, Stormy August Limited, Velda Power Limited and Clever Sight Limited are the record owners of these shares. The Reporting Person and these entities have the same ultimate controlling person or director. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON Velda Power Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 210,989 Class A Ordinary Shares (1)
	8.	SHARED VOTING POWER 12,026,599 Class A Ordinary Shares (2)
	9.	SOLE DISPOSITIVE POWER 210,989 Class A Ordinary Shares (1)
	10.	SHARED DISPOSITIVE POWER 12,026,599 Class A Ordinary Shares (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) By virtue of holding 100% of the equity interest of the Reporting Person, Chi Sing Ho may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, Stormy August Limited, IDG Ultimate Global Limited and Clever Sight Limited are the record owners of these shares. The Reporting Person and these entities have the same ultimate controlling person or director. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

CUSIP No. 836034108	13D/A

1.	NAME OF REPORTING PERSON Clever Sight Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,407,360 Class A Ordinary Shares (1)
	8.	SHARED VOTING POWER 8,830,228 Class A Ordinary Shares (2)
	9.	SOLE DISPOSITIVE POWER 3,407,360 Class A Ordinary Shares (1)
	10.	SHARED DISPOSITIVE POWER 8,830,228 Class A Ordinary Shares (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,237,588 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) By virtue of being the general partner of IDG China Capital Fund III L.P. and IDG China Capital III Investors, each holding 50% of the equity interest of the Reporting Person, IDG China Capital Fund III Associates L.P., along with its general partner, IDG China Capital Fund GP III Associates Ltd., may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG Alternative Global Limited, IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, Stormy August Limited, IDG Ultimate Global Limited and Velda Power Limited are the record owners of these shares. The Reporting Person and these entities have the same ultimate controlling person or director. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with these entities and thus share voting and dispositive power with respect to these shares.

(3) Percentage calculated based on 64,649,429 Class A Ordinary Shares outstanding as of June 30, 2018 as disclosed by the Issuer in its Form 6-K filed on August 28, 2018 and an additional 4,186,290 Class A Ordinary Shares issuable pursuant to the transactions disclosed in this Statement.

Introductory Note

This Amendment No. 1 (“Amendment No.1”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on November 17, 2015 (the “Original Schedule 13D”, as amended and supplemented by this Amendment No.1, this “Schedule 13D”) by each of the Reporting Persons thereof and is an initial filing of a statement on Schedule 13D for Quartz Fortune Limited, Stormy August Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited. This Schedule 13D relates to the Class A Ordinary Shares, HK$1.00 par value per share of Fang Holdings Limited (the “Issuer”), a Cayman Islands exempted company with limited liability. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and supplemented by adding the following before the fourth paragraph from the end:

19) Quartz Fortune Limited, a company incorporated under the laws of the British Virgin Islands, with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, and its principal business is investment holding (“Quartz Fortune”);

20) Stormy August Limited, a company incorporated under the laws of the British Virgin Islands, with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, and its principal business is investment holding (“Stormy August”);

21) IDG Ultimate Global Limited, a company incorporated under the laws of the British Virgin Islands, with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, and its principal business is investment holding (“IDG Ultimate”);

22) Velda Power Limited, a company incorporated under the laws of the British Virgin Islands, with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, and its principal business is investment holding (“Velda Power”); and

23) Clever Sight Limited, a company incorporated under the laws of the British Virgin Islands, with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, and its principal business is investment holding (“Clever Sight”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by replacing the number “5,810,720” in the second paragraph thereof with the number “5,359,658” and by adding the following at the end thereof:

On October 30, 2018, pursuant to the Note Transfer Agreements (as defined below), Quartz Fortune, Stormy August, IDG Ultimate and Velda Power acquired from IDG Alterative portions of the Convertible Note in the principle amounts of US$37,500,000, US$25,000,000, US$25,000,000 and US$7,560,000 respectively, for consideration of US$30,000,000, US$20,000,000, US$20,000,000 and US$6,048,000, respectively, plus accured interests. On the same date, pursuant to the Purchase Agreement (as defined below), Clever Sight acquired 283,668 Class A Ordinary Shares from IDG Alterative for consideration of US$2,723,213. On November 1, 2018, Clever Sight entered into definitive agreement to acquire 3,123,692 Class A Ordinary Shares from IDG Alternative for consideration of US$29,987,443. The funds used by Quartz Fortune, Stormy August, IDG Ultimate, Velda Power and Clever Sight to make such purchases were obtained from their respective affiliates.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) As of the date hereof, IDG Alternative directly beneficially owns 1,952,298 Class A Ordinary Shares, representing 2.8% of the Issuer’s issued and outstanding Class A Ordinary Shares. In addition, IDG Alternative directly beneficially owns the Convertible Note in a principal amount of US$54,940,000, which may be converted into 1,533,298 Class A Ordinary Shares at an initial conversion price of approximately US$35.83 per Class A Ordinary Share (the “Initial Conversion Price”), representing 2.2% of the Issuer’s issued and outstanding Class A Ordinary Shares. In addition, as a result of the relationships described in the cover pages of this Schedule 13D, IDG Alternative may be deemed to share beneficial ownership of 8,751,992 Class A Ordinary Shares, representing 12.7% of the Issuer’s issued and outstanding Class A Ordinary Shares.

IDG Maximum may be deemed to have voting and dispositive power with respect to and have beneficial ownership of 1,952,298 Class A Ordinary Shares owned by IDG Alternative and 1,533,298 Class A Ordinary Shares issuable pursuant to the Convertible Note, representing 2.8% and 2.2%, respectively, of the Issuer’s issued and outstanding Class A Ordinary Shares. In addition, as a result of the relationships described in the cover pages of this Schedule 13D, IDG Maximum may be deemed to share beneficial ownership of 8,751,992 Class A Ordinary Shares, representing 12.7% of the Issuer’s issued and outstanding Class A Ordinary Shares.

Blinkmax may be deemed to have voting and dispositive power with respect to and have beneficial ownership of 1,952,298 Class A Ordinary Shares owned by IDG Alternative and 1,533,298 Class A Ordinary Shares issuable pursuant to the Convertible Note, representing 2.8% and 2.2%, respectively, of the Issuer’s issued and outstanding Class A Ordinary Shares. In addition, as a result of the relationships described in the cover pages of this Schedule 13D, Blinkmax may be deemed to share beneficial ownership of 8,751,992 Class A Ordinary Shares, representing 12.7% of the Issuer’s issued and outstanding Class A Ordinary Shares.

IDG Capital directly beneficially owns 2,116,061 Class A Ordinary Shares, representing 3.1% of the issued and outstanding Class A Ordinary Shares. In addition, as a result of the relationships described in the cover pages of this Schedule 13D, IDG Capital may be deemed to share beneficial ownership of 10,121,527 Class A Ordinary Shares, representing 14.7% of the Issuer’s issued and outstanding Class A Ordinary Shares.

IDG Investors directly beneficially owns 97,699 Class A Ordinary Shares, representing 0.1% of the issued and outstanding Class A Ordinary Shares. In addition, as a result of the relationships described in the cover pages of this Schedule 13D, IDG Investors may be deemed to share beneficial ownership of 12,139,889 Class A Ordinary Shares, representing 17.6% of the Issuer’s issued and outstanding Class A Ordinary Shares.

IDG Capital Associates may be deemed to beneficially own 2,116,061 Class A Ordinary Shares, representing 3.1% of the issued and outstanding Class A Ordinary Shares. In addition, as a result of the relationships described in the cover pages of this Schedule 13D, IDG Capital Associates may be deemed to share beneficial ownership of 10,121,527 Class A Ordinary Shares, representing 14.7% of the Issuer’s issued and outstanding Class A Ordinary Shares.

IDG GP may be deemed to beneficially own 2,213,760 Class A Ordinary Shares, representing 3.2% of the issued and outstanding Class A Ordinary Shares. In addition, as a result of the relationships described in the cover pages of this Schedule 13D, IDG GP may be deemed to share beneficial ownership of 10,023,828 Class A Ordinary Shares, representing 14.6% of the Issuer’s issued and outstanding Class A Ordinary Shares.

Chuang Xi directly beneficially owns 477,880 Class A Ordinary Shares, representing 0.7% of the issued and outstanding Class A Ordinary Shares. In addition, as a result of the relationships described in the cover pages of this Schedule 13D, Chuang Xi may be deemed to share beneficial ownership of 11,759,708 Class A Ordinary Shares, representing 17.1% of the Issuer’s issued and outstanding Class A Ordinary Shares.

Quartz Fortune directly beneficially owns a Convertible Note in a principal amount of US$37,500,000, which may be converted into 1,046,572 Class A Ordinary Shares at the Initial Conversion Price, representing 1.5% of the Issuer’s issued and outstanding Class A Ordinary Shares. In addition, as a result of the relationships described in the cover pages of this Schedule 13D, Quartz Fortune may be deemed to share beneficial ownership of 11,191,016 Class A Ordinary Shares, representing 16.3% of the Issuer’s issued and outstanding Class A Ordinary Shares.

Stormy August directly beneficially owns a Convertible Note in a principal amount of US$25,000,000, which may be converted into 697,715 Class A Ordinary Shares at the Initial Conversion Price, representing 1.0% of the Issuer’s issued and outstanding Class A Ordinary Shares. In addition, as a result of the relationships described in the cover pages of this Schedule 13D, Stormy August may be deemed to share beneficial ownership of 11,539,873 Class A Ordinary Shares, representing 16.8% of the Issuer’s issued and outstanding Class A Ordinary Shares.

IDG Ultimate directly beneficially owns a Convertible Note in a principal amount of US$25,000,000, which may be converted into 697,715 Class A Ordinary Shares at the Initial Conversion Price, representing 1.0% of the Issuer’s issued and outstanding Class A Ordinary Shares. In addition, as a result of the relationships described in the cover pages of this Schedule 13D, IDG Ultimate may be deemed to share beneficial ownership of 11,539,873 Class A Ordinary Shares, representing 16.8% of the Issuer’s issued and outstanding Class A Ordinary Shares.

Velda Power directly beneficially owns a Convertible Note in a principal amount of US$7,560,000, which may be converted into 210,989 Class A Ordinary Shares at the Initial Conversion Price, representing 0.3% of the Issuer’s issued and outstanding Class A Ordinary Shares. In addition, as a result of the relationships described in the cover pages of this Schedule 13D, Velda Power may be deemed to share beneficial ownership of 12,026,599 Class A Ordinary Shares, representing 17.5% of the Issuer’s issued and outstanding Class A Ordinary Shares.

Clever Sight directly beneficially owns 3,407,360 Class A Ordinary Shares, representing 4.9% of the Issuer’s issued and outstanding Class A Ordinary Shares. In addition, as a result of the relationships described in the cover pages of this Schedule 13D, Clever Sight may be deemed to share beneficial ownership of 8,830,228 Class A Ordinary Shares, representing 12.8% of the Issuer’s issued and outstanding Class A Ordinary Shares.

As a result of the relationships described in the cover pages of this Schedule 13D, each of IDG Capital III, IDG Capital III Investors, IDG Media, IDG Capital III Associates, IDG Capital III GP, IDG Media Associates and IDG Media GP may be deemed to share beneficial ownership of 12,237,588 Class A Ordinary Shares, representing 17.8% of the Issuer’s issued and outstanding Class A Ordinary Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of such persons, other than IDG Alternative, IDG Capital, IDG Investors, Chuang Xi, Quartz Fortune, Stormy August, IDG Ultimate or Velda Power, that it is the beneficial owner of any of the shares of Class A Ordinary Shares referred to herein for purposes of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Note Transfer Agreements

On October 25 and October 29, 2018 respectively, IDG Alternative entered into note transfer agreements (the “Note Transfer Agreements”) with each of Quartz Fortune, Stormy August, IDG Ultimate and Velda Power separately, pursuant to which, on October 30, 2018, IDG Alternative sold to such parties portions of the Convertible Note in the principle amounts of US$37,500,000, US$25,000,000, US$25,000,000 and US$7,560,000, respectively, for consideration of US$30,000,000, US$20,000,000, US$20,000,000 and US$6,048,000, respectively, plus accrued interests (the “Note Transfers”). The total proceeds of US$76,048,000 (excluding accrued interests) from the Note Transfers were used to prepay a portion of the loan from CMB under the Facility Agreement.

Note Repurchase Agreement

On October 25, 2018, IDG Alternative and the Issuer entered into a note repurchase agreement, pursuant to which IDG Alternative sold a portion of the Convertible Note in the principal amount of US$50,000,000 to the Issuer for a price of US$38,860,000, plus accrued interests, on October 30, 2018 (the “Note Repurchase”). The proceeds of the Note Repurchase (excluding accrued interests) were used to prepay a portion of the loan from CMB under the Facility Agreement.

After the Note Transfers and the Note Repurchase, IDG Alternative continues to hold the remaining portion of the Convertible Note in the aggregate principal amount of US$54,940,000, which may be converted into 1,533,298 Class A Ordinary Shares at the Initial Conversion Price.

Purchase Agreements

On October 29, 2018 and October 31, 2018, respectively, IDG Alternative and Clever Sight entered into share purchase agreements (“Purchase Agreements”), pursuant to which IDG Alternative sold 283,668 and 3,123,692 Class A Ordinary Shares to Clever Sight for consideration of US$2,723,213 and US$29,987,443, respectively (the “Share Purchase”). The proceeds of the Share Purchase were used to prepay a portion of the loan from CMB under the Facility Agreement.

Supplement to the SouFun CB Pledge Agreement

In connection with the Note Transfers and Note Repurchase, IDG Alternative and CMB entered into a supplement to listco convertible note pledge agreement dated as of October 30, 2018 to supplement the SouFun CB Pledge Agreement, pursuant to which the remaining Convertible Note held by IDG Alternative in the principal amount of US$54,940,000 is pledged to CMB in place of the original Convertible Note to secure IDG Alternative’s obligations under the Facility Agreement. IDG Alternative may not sell, assign, transfer or otherwise dispose of the Convertible Note, or create or suffer the creation of any other security over the Convertible Note.

Amendment to Shareholders Agreement

In connection with the Note Transfers, Note Repurchase and Share Purchase, IDG Alternative, IDG Maximum, Deanhale and Mr. Mo entered into an amendment to the ISHA on October 26, 2018.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 99.29	Joint Filing Agreement dated October 31, 2018 by the Reporting Persons
Exhibit 99.30	Note Transfer Agreement dated as of October 25, 2018 by and between IDG Alternative and Quartz Fortune
Exhibit 99.31	Note Transfer Agreement dated as of October 25, 2018 by and between IDG Alternative and IDG Ultimate
Exhibit 99.32	Note Transfer Agreement dated as of October 29, 2018 by and between IDG Alternative and Stormy August
Exhibit 99.33	Note Transfer Agreement dated as of October 29, 2018 by and between IDG Alternative and Velda Power
Exhibit 99.34	Note Repurchase Agreement dated as of October 25, 2018 by and between IDG Alternative and the Issuer
Exhibit 99.35	Purchase Agreement dated as of October 29, 2018 by and between IDG Alternative and Clever Sight
Exhibit 99.36	Purchase Agreement dated as of October 31, 2018 by and between IDG Alternative and Clever Sight
Exhibit 99.37	Supplement to Listco Convertible Note Pledge Agreement dated as of October 30, 2018 by and between IDG Alternative and CMB
Exhibit 99.38	Amendment to Shareholders Agreement dated as of October 26, 2018 by and among IDG Alternative, IDG Maximum, Mr. Mo and Deanhale

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG ALTERNATIVE GLOBAL LIMITED

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG MAXIMUM FINANCIAL LIMITED

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLINKMAX LIMITED

By:	/s/ Dongliang Lin
	Name:	Dongliang Lin
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG-ACCEL CHINA CAPITAL L.P.

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG-ACCEL CHINA CAPITAL INVESTORS L.P.

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG-ACCEL CHINA CAPITAL ASSOCIATES L.P.

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG-ACCEL CHINA CAPITAL GP ASSOCIATES LTD.

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHUANG XI CAPITAL HOLDINGS LIMITED

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG CHINA CAPITAL FUND III L.P.

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG CHINA CAPITAL III INVESTORS L.P.

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG CHINA MEDIA FUND II L.P.

By:	/s/ Hugo Shong
	Name:	Hugo Shong
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG CHINA CAPITAL FUND III ASSOCIATES L.P.

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG CHINA CAPITAL FUND GP III ASSOCIATES LTD.

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG CHINA MEDIA FUND II ASSOCIATES L.P.

By:	/s/ Hugo Shong
	Name:	Hugo Shong
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG CHINA MEDIA FUND GP ASSOCIATES LTD.

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUAN ZHOU

By:	/s/ Quan Zhou
	Name:	Quan Zhou

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHI SING HO

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DONGLIANG LIN

By:	/s/ Dongliang Lin
	Name:	Dongliang Lin

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUARTZ FORTUNE LIMITED

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STORMY AUGUST LIMITED

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDG ULTIMATE GLOBAL LIMITED

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VELDA POWER LIMITED

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLEVER SIGHT LIMITED

By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Director